Exhibit (a)(5)
IN THE CIRCUIT COURT OF THE 15th JUDICIAL CIRCUIT
IN AND FOR PALM BEACH COUNTY, FLORIDA

MICHAEL BLOCH, on Behalf of Himself and all
Others Similarly Situated,

Plaintiff,	Case No.: 50 2009 CA 025312 XXXX MB AO

v.

BANKRATE, INC., THOMAS R. EVANS,
WILLIAM C. MARTIN, PETER C.
MORSE, RICHARD J. PINOLA, ROBERT
P. O’BLOCK, RANDALL E. POLINER,
EDWARD J. DIMARIA, DANIEL P.
HOOGTERP, STEVEN L. HOROWITZ,
MICHAEL RICCIARDELLI,
DONALDSON M. ROSS, BRUCE J.
ZANCA, BEN HOLDINGS, INC. and BEN
MERGER SUB, INC.,
Defendants.

AMENDED CLASS ACTION COMPLAINT
     Plaintiff Michael Bloch (“Plaintiff”), by and through his undersigned counsel, upon knowledge as to himself and upon information and belief as to all other matters, alleges as follows:
NATURE OF THE ACTION
     1. Plaintiff is a holder of common stock of Bankrate, Inc. (“Bankrate” or the “Company”). Plaintiff brings this action individually and as a class action on behalf of all holders of Bankrate common stock other than the defendants and their affiliates (the “Class”). Plaintiff seeks injunctive and other equitable relief concerning a proposed tender offer (the “Tender Offer”) and merger (the “Merger,” and together with the Tender Offer, the “Acquisition”) contemplated in a July 22, 2009 agreement and plan of merger by and among Ben

Holdings, Inc. (“Ben Holdings”), Ben Merger Sub, Inc. (“Ben Sub,” and together with Ben Holdings, “Ben”),1 and Bankrate (the “Merger Agreement”).2 The Merger Agreement and Acquisition contemplated thereby are entirely unfair to the Class, and are designed to deprive them of their valuable Bankrate common stock without a shareholder vote pursuant to Florida law, and without adequate consideration. Indeed, the Merger Agreement purports to permit Ben to acquire Bankrate without so much as one Bankrate shareholder tendering their shares in the Tender Offer.
     2. Pursuant to the terms of the Merger Agreement, Bankrate shareholders, other than certain Bankrate officers and directors holding approximately 24% of the Company’s common stock (the “Support Executives”), will be asked to tender their shares to Ben in the Tender Offer in exchange for $28.50 per share in cash. The Merger Agreement contemplates that Bankrate will be merged with and into Ben Sub upon closing of the Tender Offer. The Support Executives have entered into non-tender and support agreements (the “Support Agreements”) pursuant to which they have agreed to: (i) not tender their Bankrate stock in the Tender Offer; (ii) support the Merger; and (iii) rollover certain of their Bankrate stock into the entity surviving the Merger. Furthermore, many of the Support Executives have amended their employment agreements with the Company such that their annual compensation will increase upon consummation of the Merger, and have entered into an agreement with the Buyers pursuant to which the Support Executives will share in the future profits of the entity surviving the Merger.
     3. The Tender Offer is conditioned upon the tender and payment for 50% plus one share of the Company’s common stock (the “Minimum Condition”). However, the Minimum Condition is waivable at the election of Ben Sub in the event that the number of shares tendered

[1]	Ben Holdings and Ben Sub are indirect wholly-owned subsidiaries of Apax Partners (“Apax”). Together, Apax and its affiliated entities, including Ben Holdings and Ben Sub, may be referred to herein as the “Buyers.”

[2]	A true and correct copy of the Merger Agreement is attached hereto as Exhibit A.

in the Tender Offer plus the number of shares subject to the Support Agreements is greater than 50% of the Company’s outstanding common stock, or with the prior written consent of the Company.
     4. The Merger Agreement further contains a “Top-Up Option” that permits the Buyers to purchase from the Company Bankrate common stock such that, upon conclusion of the Tender Offer, the Buyers’ will own in excess of 80% of the Company’s outstanding common stock, thus permitting the Buyers to conduct a short-form merger pursuant to Fla. Stat. § 607.1104.
     5. The waivable Minimum Condition and the Top-Up Option ensure that Ben will be able to unilaterally effect a merger by and between Bankrate and Ben Sub upon closing of the Tender Offer. The effect of this self-interested, unilateral action will be to cash out the Company’s common shareholders at the unfairly low price of $28.50 per share while the Buyers and the Support Executives reap the profits of Bankrate’s new non-public structure.
     6. Furthermore, Defendants seek to solicit Bankrate shareholders to tender their shares in the Tender Offer based upon materially inaccurate or otherwise incomplete information. On July 28, 2009, Bankrate and the Company Defendants (as defined herein) caused to be filed with the Securities and Exchange Commission (“SEC”) a Schedule 14D-9 (the “14D-9”), and the Buyers caused to be filed with the SEC a Schedule TO (the “TO”) and Offer to Purchase (the “Offer Document,” and together with the TO and 14D-9, the “Solicitation Materials”). The 14D-9 and Offer Document both contain material misstatements of fact or otherwise omit material information necessary to make the Solicitation Materials not misleading. Furthermore, the Solicitation Materials confirm Plaintiff’s allegations that the Acquisition is intended to be a sham transaction, designed to disenfranchise Company shareholders for the benefit of certain of the Defendants.
PARTIES
     7. Michael Bloch is a shareholder of Bankrate common stock, and has been the owner of Bankrate common stock continuously since prior to the wrongs complained of herein.
     8. Defendant Bankrate is a corporation duly existing and organized under the laws of the State of Florida, with its principal executive offices located at 11760 U.S. Highway One, North Palm Beach, Florida 33408. Bankrate is a network of companies that provide consumers with information designed to help them make informed decisions about their personal finance matters. Bankrate’s common stock is traded on the NASDAQ under the symbol “RATE.”
     9. Thomas R. Evans (“Evans”) has served as the Company’s President and Chief Executive Officer since June 2004, and as a director since 2004. According to the Company’s Form DEF 14A filed with the SEC on April 28, 2009 (the “Proxy”), Evans owns approximately 4.5% of the Company’s common stock. On or about July 22, 2009, Evans entered into a Support Agreement, thereby promising that he will not tender any of his Bankrate stock in the Tender Offer but roll-over such equity into the entity surviving the Merger.
     10. William C. Martin (“Martin”) has served as a director of the Company since 2000.
     11. Peter C. Morse (“Morse”) has served as a director of the Company since 1993, and as Chairman of the Board of Directors since 2002. Morse previously served as the Company’s Chief Executive Officer from 1993 until 1997, and as Chairman of the Board from 1997 until 1992. According to the Proxy, Morse controls approximately 21.4% of the Company’s common stock. On or about July 22, 2009, Morse entered into a Support

Agreement, thereby promising that he will not tender any of his Bankrate stock in the Tender Offer but roll-over such equity into the entity surviving the Merger.
     12. Robert P. O’Block (“O’Block”) has served as a director of the Company since 1999. On or about July 22, 2009, O’Block entered into a Support Agreement, thereby promising that he will not tender any of his Bankrate stock in the Tender Offer but roll-over such equity into the entity surviving the Merger.
     13. Richard J. Pinola (“Pinola”) has served as a director of the Company since 2004.
     14. Randall E. Poliner (“Poliner”) has served as a director of the Company since 1998.
     15. Together, defendants Evans, Martin, Morse, O’Block, Pinola, and Poliner are referred to herein as the “Director Defendants.”
     16. Edward J. DiMaria (“DiMaria”) has served as the Company’s Senior Vice President and Chief Financial Officer since April 2006. Previously, DiMaria served as a consultant to the Company. According to the 14D-9, DiMaria received $2.3 million in total compensation in 2008 for his services to the Company. On or about July 22, 2009, DiMaria entered into a Support Agreement, thereby promising that he will not tender any of his Bankrate stock in the Tender Offer but roll-over such equity into the entity surviving the Merger.
     17. Daniel P. Hoogterp (“Hoogterp”) has served as the Company’s Senior Vice President and Chief Technology Officer since May 2005. According to the 14D-9, Hoogterp received $1.1 million in total compensation in 2008 for his services to the Company. On or about July 22, 2009, Hoogterp entered into a Support Agreement, thereby promising that he will not tender any of his Bankrate stock in the Tender Offer but roll-over such equity into the entity surviving the Merger.

     18. Steven L. Horowitz (“Horowitz”) has served as the Company’s Senior Vice President — General Manager of Online Properties since May 2007. Previously, Horowitz served as the Company’s Vice President and Publisher from October 2004 to May 2007. According to the 14D-9, Horowitz received $1.1 million in total compensation in 2008 for his services to the Company. On or about July 22, 2009, Horowitz entered into a Support Agreement, thereby promising that he will not tender any of his Bankrate stock in the Tender Offer but roll-over such equity into the entity surviving the Merger.
     19. Michael Ricciardelli (“Ricciardelli”) has served as the Company’s Senior Vice President — Business Development & Consumer Marketing since May 2007 after joining Bankrate in September 2006. On or about July 22, 2009, Ricciardelli entered into a Support Agreement, thereby promising that he will not tender any of his Bankrate stock in the Tender Offer but roll-over such equity into the entity surviving the Merger.
     20. Donaldson M. Ross (“Ross”) has served as the Company’s Senior Vice President — Chief Revenue Officer since September 2006. According to the 14D-9, Ross received $1.8 million in total compensation in 2008 for his services to the Company. On or about July 22, 2009, Ross entered into a Support Agreement, thereby promising that he will not tender any of his Bankrate stock in the Tender Offer but roll-over such equity into the entity surviving the Merger.
     21. Bruce J. Zanca (“Zanca”) has served as the Company’s Senior Vice President — Chief Communications/Marketing Officer since July 2004. On or about July 22, 2009, Zanca entered into a Support Agreement, thereby promising that he will not tender any of his Bankrate stock in the Tender Offer but roll-over such equity into the entity surviving the Merger.

     22. Together, defendants Evans, Morse, O’Block, DiMaria, Hoogterp, Horowitz, Ricciardelli, Ross, and Zanca are referred to herein as the “Support Executives,” and together with the Director Defendants, the “Individual Defendants.” The Individual Defendants and Bankrate may together be referred to as the “Company Defendants.”
     23. Ben Holdings is a corporation duly existing and organized under the laws of the State of Delaware. Upon information and belief, Ben Holdings is an indirectly wholly-owned subsidiary of Apax.
     24. Ben Sub is a corporation duly existing and organized under the laws of the State of Florida. Ben Sub is a wholly-owned subsidiary of Ben Holdings, and, upon information and belief, an indirectly wholly-owned subsidiary of Apax.
     25. Together, the Company Defendants and Ben are referred to herein as the “Defendants.”
FACTUAL ALLEGATIONS
     26. On July 22, 2009, Bankrate and Ben entered into the Merger Agreement. According to the Merger Agreement and a press release issued by Bankrate on July 22, 2009, the Director Defendants unanimously approved the Merger Agreement and the Acquisition.
     27. Pursuant to the terms of the Merger Agreement, Ben agreed to commence the Tender Offer no later than 5:30 p.m. Eastern Daylight Savings time on July 28, 2009. The Tender Offer purports to pay Bankrate’s common shareholders $28.50 per share, cash, in exchange for their shares of Bankrate common stock. Upon filing of the TO and Offer Document, Ben commenced the Tender Offer in accordance with the Merger Agreement.
     28. In connection with the Merger Agreement, the Support Executives, who together hold approximately 24% of the Company’s common stock have entered into the Support

Agreements, pursuant to which they have agreed to: (i) not tender their Bankrate stock in the Tender Offer; (ii) support the Merger; and (iii) rollover certain of their Bankrate stock into the entity surviving the Merger. The reason why the signatories to the Support Agreements have agreed to not tender their Bankrate stock in the Tender Offer, support the Merger, and rollover certain equity into the entity surviving the Merger is that they know that, as discussed further herein, Bankrate’s common stock is worth in excess of the $28.50 Acquisition consideration.
     29. The Merger Agreement contemplates that only a fraction, or even none, of Bankrate’s common shareholders will tender their shares in the Tender Offer. Accordingly, the Merger Agreement contains numerous provisions that permit the Buyers to acquire Bankrate regardless of whether a majority of the Company’s shareholders support the deal or not.
     30. Section 1.4 of the Merger Agreement (“Section 1.4”) provides for the Top-Up Option as follows:
The Company hereby grants to Parent and Merger Sub an irrevocable option (the “Top-Up Option”) to purchase, at a price per Share equal to the Offer Price, up to such number of Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned by Parent and Merger Sub and any wholly owned Subsidiary of Parent or Merger Sub immediately prior to the time of exercise of the Top-Up Option, constitutes one Share more than 80% of the number of Shares that will be outstanding on a fully diluted basis immediately after the issuance of the Top-Up Option Shares. The Top-Up Option will be exercised by Parent or Merger Sub immediately after the Acceptance Time if following such Acceptance Time, Parent or Merger Sub do not own 80% of the outstanding Shares[.]
     31. According to the TO, there are presently 19,148,003 shares of Bankrate common stock subject to the Acquisition, inclusive of 1,402,594 options to purchase Bankrate common stock that are currently outstanding and exercisable upon expiration of the Tender Offer. The number of authorized shares of Company common stock is 100,000,000.
     32. When taking into consideration the Company’s equity structure, the Top-Up Option ensures that the Buyers will acquire control of at least 80% of the Company’s outstanding common stock without regard to whether a single shareholder tenders their shares in the Tender Offer, and squeeze out the Company’s common stockholders for the entirely unfair price of $28.50 per share.
     33. The Buyers will acquire Bankrate even if no shareholder tenders their shares in the Tender Offer. Section 1.1 of the Merger Agreement (“Section 1.1”) provides that the Tender Offer is conditioned upon satisfaction of the Minimum Condition, i.e., the common shareholders tender in the Tender Offer of at least 50% plus one share of the Company’s common stock. However, the Minimum Condition is waivable. Section 1.1 provides that Ben Sub may waive the Minimum Condition in the event that the number of shares tendered in the Tender Offer plus the number of shares subject to the Support Agreements is greater than or equal to 50% plus one share of the Company’s common stock, or with the prior written consent of the Company. Section 1.1 (a) states in relevant part as follows:
In the Offer, each Share accepted by Merger Sub in accordance with the terms of the Offer shall be exchanged for the right to receive from Merger Sub the Offer Price. Parent shall cause Merger Sub to accept for payment, and Merger Sub shall accept for payment, all Shares which have been validly tendered and not withdrawn pursuant to the Offer as soon as practicable following the Expiration Date. Notwithstanding the above, the obligation of Merger Sub to accept for payment, and pay for all Shares tendered pursuant to the Offer shall be subject (x) to the condition that the number of Shares validly tendered and not withdrawn shall be at least the minimum number of Shares required to approve this Agreement, the Merger and the other transactions contemplated herein pursuant to the organizational documents of the Company and the FBCA (the “Minimum Condition”), and (y) to the other conditions set forth in Annex A. The conditions to the Offer set forth in Annex A are for the sole benefit of Parent and Merger Sub and may be asserted by Parent or Merger Sub regardless of the circumstances (including any action or inaction by Parent or Merger Sub, provided that nothing therein shall relieve any party hereto from any obligation or liability such party has under the Agreement) giving rise to such condition or may be waived by Parent or Merger Sub, in their sole discretion, in whole or in part at any time and from time to time, subject to the following sentence. Merger Sub expressly reserves the right to increase the amount of consideration payable in the Offer and to waive any condition of the Offer, except the Minimum Condition; provided that, Merger Sub, at its sole option, may waive such Minimum Condition (i) if the number of Shares validly tendered and not withdrawn shall be at least equal to the difference between (x) the minimum number of Shares required to approve this Agreement, the Merger and the other transactions contemplated herein pursuant to the organizational documents of the Company and the FBCA, less (y) the number of Shares subject to Support Agreements or (ii) with the prior written consent of the Company.
(Emphasis added.)
     34. In the event no Bankrate shareholder tenders their shares in the Tender Offer and the Minimum Condition is waived such that the Tender Offer is still permitted to close, the Top-Up Option permits the Buyers to purchase from Bankrate approximately 81,000,000 shares of Bankrate common stock, which will equal greater than 80% of the Company’s outstanding shares of common stock, thus enabling the Buyers to effectuate the Merger. The Buyers’ stranglehold over the Company’s common stock is tightened in light of the Support Agreements, which provide that 24% of the Company’s outstanding common stock (approximately 4,500,000 shares held by unidentified Bankrate directors and officers) will support the Merger. In the event that Company shareholders tender their stock in the Tender Offer, the Buyers will be that much further ahead in their endeavor to acquire 80% of the Company’s outstanding common stock.
     35. Shockingly, the 14D-9 indicates that it was the Individual Defendants who caused the Company to enter into the Merger Agreement containing the favorable (to the Defendants) Top-Up Option and waivable Minimum Condition. According to the 14D-9, by July 20, 2009, the parties had agreed in principle that the Acquisition consideration would equal $30.50 per share. At this price point, the proposed tender offer was subject to a minimum closing condition of 70% of the Company’s common stock, inclusive of the shares represented by the Support Agreements which was designed to protect the interests of the Company’s common shareholders. However, in the afternoon of July 20, 2009, Apax contacted defendant Evans in order to inform

Evans that Apax was unprepared to proceed at the previously agreed $30.50 per share and that Apax was revising its proposal to $28.50 per share.
     36. With the knowledge that the Company’s inherent value exceeded the revised $28.50 per share Apax offer (as discussed in greater detail below), the Board, of which half the members are Support Executives, determined to modify the proposed merger agreement to eliminate the 70% minimum condition, obligate the Buyers to exercise the Top-Up Option in the event that the proposed Tender Offer did not close with the Buyers controlling 80% of the Company’s common stock, and require the Company to seek specific performance of the Acquisition in the event that the Buyers breached the Merger Agreement.
     37. Of course, as of July 20, 2009, the Support Executives had ensured that they could enter into the Support Agreements and retain an equity interest in the entity surviving the proposed Acquisition. Rather than risk this precious equity stub by presenting to the shareholders an inferior takeover proposal, the Board concluded to eliminate the 70% minimum condition and make obligatory the Top-Up Option, thus guaranteeing that the Acquisition will close regardless of shareholder dissent to the transaction.
     38. Furthermore, not only did the Board determine to effectively eliminate the requirement of shareholder approval to close the Acquisition, but the Board agreed to a Merger Agreement that permits the Buyers to exercise the Top-Up Option and close the Acquisition at no additional cost. Pursuant to Section 1.4(b), the “Top-Up Consideration” may be paid by delivering to the Company a promissory note, which can be prepaid without premium or penalty and, of course, be settled or cancelled by any means the Buyers deem appropriate once the Merger is effectuated and the Company is a wholly-owned private subsidiary of Apax. Indeed, as the Buyers stated in the Offer Document, “[t]he purchase price may be paid my means of a promissory note, which we expect would be cancelled in connection with the Merger.” (Emphasis added.)
     39. Even in the event that the Buyers elect to waive the Top-Up Option, or the Top-Up Option is otherwise abandoned, the Merger Agreement ensures that the Buyers will acquire the Company without a shareholder vote and at an entirely unfair price.
     40. Although Fla. Stat. § 607.1103 provides that a plan of merger shall be approved by a majority of all the votes entitled to be cast on the merger, the Merger Agreement itself demonstrates the Defendants’ intent to facilitate the Buyers’ acquisition of Bankrate without such a vote. Article II of the Merger Agreement (“Article II”) contemplates that the Merger will close on a future date (to be determined by the parties to the Merger Agreement) as a result of the Company executing, delivering, and filing the articles of merger with the Secretary of State of the State of Florida. At no point in Article II is there reference to a shareholder vote on the proposed Merger. Thus, Section 1.1, in combination with the Support Agreement and Article II, purports to permit the Buyers and the signatories to the Support Agreements to unilaterally effect the Merger even if the Minimum Condition is waived because approximately 26% of the Company’s common stockholders tender their shares in the Tender Offer.
     41. Furthermore, the Merger Agreement purports to permit the Buyers to unilaterally effect the Merger in the event that the Tender Offer closes upon satisfaction of the Minimum Condition. In this instance, the Buyers will be controlling shareholders of Bankrate, but purport to permit themselves to unilaterally vote in favor of the Merger because Article II does not provide for the occurrence of a shareholder vote on the Merger.
     42. As demonstrated above, under any number of scenarios, the consummation of the Acquisition is a fait accompli. Indeed, in addition to the Minimum Condition and Top-Up

Option, additional provisions of the Merger Agreement are designed to ensure that the Acquisition closes in favor of Defendants and the Buyers. First, the Tender Offer structure of the Acquisition means that the deal can close in 20 business days from the date of commencement. Second, Section 6.2 of the Merger Agreement is a “No Solicitation Provision” that is designed to preclude the Company or any of its affiliates or representatives from initiating or continuing ongoing discussions with a third party concerning alternative transactions to the Acquisition. Third, Section 8.3 of the Merger Agreement provides that in the event that the Company terminates the Merger Agreement in order to pursue an alternative transaction to the Acquisition the Company must pay to Ben a termination fee of $30 million, approximately 5.3% of the Acquisition value, which is grossly excessive and preclusive of alternative value-maximizing transactions. Fourth, Section 6.4 of the Merger Agreement provides that the Company and Ben have agreed to use their reasonable best efforts to take all actions necessary to consummate the Acquisition as promptly as practicable. These provisions are particularly egregious in light of the fact that the Company and the Buyers entered into an exclusivity agreement during negotiations that precluded the Director Defendants from properly assessing the full market value of the Company in a change-in-control transaction. Of course, the reason for this is that the real value of Bankrate common stock exceeds its recent trading prices and the $28.50 Acquisition consideration, but the Support Executives would rather ignore this value and roll-over their equity into the surviving entity.
     43. On July 28, 2009, six days after the announcement of the Acquisition, the Company’s stock closed at $28.65 per share. Previously, Bankrate’s common stock closed above the $28.50 Acquisition consideration as recently as June 9, 2009, when it closed at $29.20 per share. The Company’s stock price has gained substantial ground since it bottomed out in early March 2009, and has largely tracked the Dow Jones Industrial Average and NASDAQ indices throughout the past six months as the world-wide economy hit rock-bottom in March 2009 and has since shown signs of improvement:

     44. Defendants are aware that improvement in the global economy and the Company’s financial condition is on the horizon, and are aware, as Thomas Weisel Partners financial analyst Christa Quarles indicated in her July 22, 2009 report, that the Company’s free cash flow generation makes Bankrate an attractive private equity buyout candidate.
     45. Defendants’ knowledge of the future profitability of the Company is aptly demonstrated by the fact that the Support Executives have entered into the Support Agreements, thereby supporting the Acquisition and ensuring that they will be able to exchange certain of their shares for securities of Ben Holdings or its affiliates.
     46. The Support Executives, three of which serve on the six member Board, stand to gain handsomely from rolling over their Bankrate equity interests into securities of Ben Holdings or its affiliates. As disclosed in the 14D-9, defendant Evans will contribute $4.5 million to the entity surviving the Acquisition. Meanwhile, defendants Morse and O’Block each will invest between 30% and 50% of the after-tax value of his Bankrate equity holdings. Together, Morse and O’Block control approximately 23.3% of the Company’s common stock, which has an intrinsic value of more than $125 million based on the $28.50 Acquisition consideration.
     47. In addition to rolling over their equity, certain of the Support Executives have negotiated handsome pay raises in connection with the Acquisition, and negotiated further performance compensation that is based upon the return on total investment of the surviving entity. Defendants Evans, DiMaria, Hoogterp, Horowitz, Ross, and Zanca each negotiated with the Buyers to continue their lucrative employment agreements with the Company following the close of the Acquisition. Meanwhile, defendants DiMaria, Hoogterp, Horowitz, Ricciardelli, Ross, and Zanca negotiated to increase their guaranteed salary effective October 1, 2009. In addition, in connection with the Acquisition, the Buyers have committed to adopt an equity compensation plan that will provide an incentive pool to management, the amount of which could exceed $120 million. The renegotiation upward of their already lucrative compensation (together, the Company’s five highest paid executives earned more than $6.95 million in 2008) demonstrates Individual Defendants’ knowledge of the future prospects of the Company, and that the Individual Defendants traded shareholder value for their own enrichment.
     48. Further demonstrating Defendants’ knowledge that the Company is primed for future financial gains is the timing and structure of the Acquisition. As discussed in detail herein, the Merger Agreement has been drafted to ensure that the Acquisition closes even if no Bankrate shares are tendered in the Tender Offer. Thus, the Merger Agreement is designed to guarantee the transfer of ownership of the Company from its shareholders to the Buyers and the signatories to the Support Agreements in order to protect the Company’s value for the interests of Bankrate insiders rather than those of the Company’s common shareholders.
     49. In addition, Defendants announced the Merger Agreement and Acquisition on June 22, 2009, the same day that the Company announced its financial results for the second fiscal quarter of 2009 (“2Q09”). That the 2Q09 financial results did not meet analysts’ expectations has been used by the Defendants to generate in the markets displeasure with the Company’s financial prospects, thereby presenting the illusion that the $28.50 per share Acquisition consideration is a favorable value for the Company’s common stock. The structure of the Acquisition and the Support Agreements tell a different story.
     50. As if Defendants’ conduct in agreeing to the Merger Agreement was not egregious enough, Defendants have sought to solicit shareholder participation in the Tender Offer by means of the materially false and misleading Solicitation Materials. Critically, the “Background of the Transaction” section of the 14D-9 and the “Background of the Offer” section of the Offer Document, which sections are substantially identical, contain misstatements of material fact or omit material information necessary to render the Solicitation Materials not misleading. The information missing from the Solicitation Materials is vital to a reasonable shareholder’s comprehension of the decision of whether to tender their shares in the Tender Offer or pursue an appraisal remedy under Florida law. With respect to the Solicitation Materials, the Defendants have failed to disclose:
a.	The nature of the “inbound inquiries” received by the Company beginning in June 2007 and continuing in mid-2008;

b.	Which members of “management” began a dialogue with Apax concerning a potential transaction in mid-2008, which members of “management” engaged in similar discussions with another financial sponsor, and which members of “management” met with Apax in late September 2008;

c.	The nature of the discussions between “management” and Apax in mid-2008 through late September 2008;

d.	Which members of “management” were principally responsible for negotiating the Acquisition with Apax, and the nature of these discussions;

e.	Whether the law firm of Wachtell, Lipton, Rosen & Katz, LLP served as the Company’s legal advisor prior to June 23, 2009 and, if not, the identity of the legal advisor who assisted the Company in its evaluation of strategic alternatives;

f.	The identity of each of the “significant officer and director shareholders in the Company” that Apax communicated to the Company that Apax would likely request retain an equity stake in the post-acquisition company;

g.	Whether any of the “Disinterested Directors” were ever requested by Apax to retain an equity stake in the post-acquisition company;

h.	Whether, in addition to separate financial advise, the Board determined that the “Disinterested Directors” should have access to separate legal advise in order to support their separate consideration of the transaction;

i.	Whether the “Disinterested Directors” retained separate legal counsel and, if so, the identity of such counsel;

j.	Whether the “Disinterested Directors” were permitted to review and opine on the exclusivity agreement with Apax prior to the Board authorizing the Company to enter into said agreement;

k.	The identity of the members of the Board that affirmatively voted on July 20, 2009 to “amend various aspects of the draft definitive documentation,” which amendments included, among others, the elimination of the 70% minimum tender requirement, the requirement that the Buyers exercise the Top-Up Option, and the right of the Company to seek specific performance of the Buyer’s obligations under the Merger Agreement; and

l.	Whether the “Disinterested Directors,” or any of the directors, undertook an evaluation of the value of the Support Agreements.
     51. In addition to the disclosure deficiencies attributable to the Solicitation Materials collectively, the Director Defendants and the Company have failed to disclose in the 14D-9 the following information in the sections entitled “Opinion of Allen & Company, LLC” and “Opinion of Needham & Company, LLC”:
a.	Whether either Allen & Company, LLC (“Allen”) or Needham & Company, LLC (“Needham,” and together with Allen, the “Financial Advisors”) undertook an evaluation of the value of the Support Agreements;

b.	The basis upon which Allen chose the “Comparable Company Representative Multiple Range” utilized in its “Comparable Public Company Analysis” where Allen purportedly “selected representative ranges of multiples of the comparable companies based primarily on the mean and median multiples for each relevant metric” but such values are not equal;

c.	The basis upon which Allen chose the “Comparable Precedent Transaction Representative Multiple Range” utilized in its “Comparable Precedent Transaction Analysis” where Allen purportedly “selected representative ranges of multiples of the comparable precedent transactions based on the mean and median multiples for each relevant metric” but such values are not equal;

d.	The Company’s projected 2009 — 2013 unlevered, after-tax free cash flow as purportedly utilized in Allen’s “Discounted Cash Flow Analysis”;

e.	The basis upon which Allen calculated the “discount rates ranging from 12% to 14% based on the weighted average cost of capital of Bankrate” as utilized in Allen’s “Discounted Cash Flow Analysis”;

f.	The basis upon which Allen calculated the “13% discount rate, based on Bankrate’s cost of equity” as utilized in Allen’s “Illustrative Present Value of Future Stock Price Analysis”;

g.	The Company’s projected 2009 — 2013 unlevered, after-tax free cash flow as purportedly utilized in Needham’s “Discounted Cash Flow Analysis”;

h.	The complete “Management Projections” and “Research Projections” reviewed by Allen, and the complete “Forecasts” reviewed by Needhami.

i.	The basis upon which Needham calculated the discount rates of 12% to 16% as utilized in Needham’s “Discounted Cash Flow Analysis”; and

j.	Why the 14D-9 states on page 9 that the “Disinterested Directors” “should have access to separate financial advise in order to support their separate consideration of the transaction,” and on page 10 that the “Disinterested Directors” retained Needham on July 17, 2009, but on page 27 that “Needham & Company was retained by the Board to act as financial advisor to our Disinterested Directors in connection with the Transaction ....”
     52. Because the Board and the Buyers have made material omissions from, and have otherwise failed to make material disclosures in, the Solicitation Materials so as to provide Bankrate shareholders with the ability to make a knowledgeable and informed decision whether to tender their shares in the Tender Offer or otherwise seek appraisal under Florida law, Defendants have breached their duty to Bankrate’s shareholders.
CLASS ACTION ALLEGATIONS
     53. Plaintiff brings this action individually and as a class action pursuant to Rule 1.220 of the Florida Rules of Civil Procedure, on behalf of the Class. Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants.

     54. This action is properly maintainable as a class action.
     55. The Class is so numerous that joinder of all members is inappropriate. According to the TO, there are presently 19,148,003 shares of Bankrate common stock subject to the Acquisition, inclusive of 1,402,594 options to purchase Bankrate common stock that are currently outstanding and exercisable upon expiration of the Tender Offer. Approximately 76% of the Company’s outstanding shares are in the public float.
     56. There are questions of law and fact that are common to the Class including, inter alia, the following:
a.	Whether defendants have breached their fiduciary duty and other common law duties owed by them to Plaintiff and the other members of the Class; and

b.	Whether the Class is entitled to declaratory relief, injunctive relief, or damages.
     57. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     58. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     59. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.
COUNT I
Against Defendants for Breach of Fiduciary Duty
     60. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.
     61. Defendants have violated their fiduciary duties of good faith and loyalty owed to Bankrate’s stockholders by agreeing to the Merger Agreement that does not maximize shareholder value, disenfranchises Bankrate shareholders, and is not entirely fair to the Company’s common shareholders.
     62. Defendants have further violated their fiduciary duties of good faith and loyalty owed to Bankrate’s stockholders by entering into the Support Agreements or otherwise permitting the Support Agreements to be entered into in connection with the Merger Agreement.
     63. The Merger Agreement and the Support Agreements are designed to favor the interests of the Defendants and other Bankrate insiders above those of the Company’s common shareholders by ensuring that the Acquisition cannot be stopped by the Company’s common shareholders. Furthermore, the Merger Agreement and the Support Agreements render the Buyers controlling stockholders, controlling directly or indirectly in excess of 50% of the Company’s common stock, but do not provide for sufficient protections for the Company’s common shareholders.
     64. By reason of the foregoing acts, practices and course of conduct, Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other Bankrate public stockholders.

     65. As a result of the actions of Defendants, Plaintiff and the other members of the Class have been and will be irreparably harmed in that they will be prevented from freely determining whether to tender their shares in the Tender Offer and from obtaining appropriate consideration for their shares of Bankrate common stock.
     66. Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class and will cause irreparable harm to the Class.
     67. Plaintiff and the Class have no adequate remedy at law.
COUNT II
Against Defendants for Breach of Fiduciary Duty
     68. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.
     69. Defendants have violated their fiduciary duties owed to Bankrate’s common shareholders by failing to disclose in the Solicitation Materials all material information, or to otherwise ensure that the statements made in the Solicitation Materials are not materially misleading.
     70. As a result of Defendants’ conduct, Plaintiff and the Class will suffer irreparable injury including, but not limited to, the unlawful deprivation of their valuable equity ownership in Bankrate.
     71. Unless enjoined by the Court, Defendants will continue to breach the fiduciary duties owed to Plaintiff and the Class including, but not limited to, disseminating materially misleading Solicitation Materials.
     72. Plaintiff has no adequate remedy at law.

     WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against Defendants as follows:
A.	Declaring that this action is properly maintainable as a class action;

B.	Declaring that Defendants have breached their fiduciary duty;

C.	Enjoining consummation of the Tender Offer;

D.	Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of stockholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

E.	Directing the Defendants to correct the material disclosure deficiencies contained in the Solicitation Materials;

F.	Awarding Plaintiff and the Class appropriate damages plus pre- and post- judgment interest;

G.	Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H.	Granting such other and further relief as this Court may deem just and proper.
JURY DEMAND
     Plaintiff demands a trial by jury on all issues so triable.
CERTIFICATE OF SERVICE
     I HEREBY CERTIFY that a true and correct copy of the foregoing has been furnished via Electronic Mail this 30th day of July, 2009 to:
William D. Savitt
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
WDSavitt@wlrk.com
Attorneys for Bankrate, Inc. and Individual Defendants

Susan Zachman
Kirkland & Ellis, LLP
601 Lexington Avenue
New York, NY 10022
susan.zachman@kirkland.com
Attorneys for Ben Holdings, Inc. and Ben Merger Sub, Inc.

Dated: July 29, 2009	Respectfully submitted

/s/ James P. Gitkin
SALPETER GITKIN, LLP James P. Gitkin 570001
Museum Plaza — Suite 503
200 South Andrews Avenue
Fort Lauderdale, FL 33301
Phone: (954) 416-2214
Fax: (954) 467-8623

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP
Marc A. Topaz
Lee D. Rudy
Michael C. Wagner
James H. Miller
280 King of Prussia Road
Radnor, PA 19087
Phone: (610) 667-7706
Fax: (610) 667-7056

BRODSKY & SMITH, LLC
Jason L. Brodsky
Evan J. Smith
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
Phone: (610) 667-6200
Fax: (610) 667-9029

Attorneys for Plaintiff